



PRESS RELEASE

P&G SELECTS AIRSPRAY FOAMER TECHNOLOGY FOR *PAMPERS KANDOO* LINE

New application is the third Procter & Gamble launch in 12 months to feature Airspray dispensing technology

POMPANO BEACH, FL, January 6, 2005 – For the third time in the last 12 months, Procter & Gamble has selected Airspray instant-foam dispensing technology for a new product application.

This latest application is for P&G's new **Pampers *Kandoo*** line of kid-friendly bathroom products and utilizes the WRT4 WaterGuard Pump Foamer. The Airspray WaterGuard family is ideal for applications where wet conditions exist, such as hand soaps, baby washes, bath and shower wash, shampoos and conditioners – and kid's products.

Previously, P&G (www.pg.com), a recognized global leader in the development, distribution and marketing of consumer products, launched its **Pantene Pro-V** hair treatment, as well as its **Noxzema Continuous Clean Deep Foaming Cleanser** with instant-foam dispensers. The multiple introductions further the opportunities for future Airspray product applications throughout P&G.

The P&G **Pampers** brand, launched in 1961, is one of the company's 16 billion-dollar brands which, in aggregate, account for more than $30 billion in annual sales. Pampers sales top $5 billion a year, according to the company.

The U.S. rollout for the new ***Pampers Kandoo*** line is now underway (www.kidskandoo.com). Airspray expects the orders and volume to be substantial.

Kandoo is a kid-friendly brand that "helps kids master the bathroom" and "achieve bathroom independence," according to the company. Aimed at youngsters from two to seven years of age, the line includes flushable toilet wipes and, now, a


Airspray

multiple-SKU range of instant-foam handsoaps (Fresh Splash and Jungle Fruits are the initial "flavors") that are fun and easy to use and, thus, will encourage washups. Consumer trial is being promoted at retail and online at www.brandsavers.com .

Kandoo-branded products to debut were the wipes, in select European markets in late 2004. Other products are slated to follow.

Airspray profile

Airspray is an important producer of high value-added, innovative dispensers. Airspray is market leader in mechanical instant foam dispensers. Airspray sells its products to producers of consumer products who include multinationals like Procter & Gamble, Unilever, Colgate, L'Oréal, Henkel-Schwarzkopf and Johnson & Johnson. Currently Airspray employs 120 people. Airspray is a 'technology-driven' enterprise. During its 21 year existence, Airspray has developed expertise in R&D, in bringing innovative dispensing solutions to mass production and in their worldwide marketing. Airspray now has several dispenser types that all operate without gas propellants. Airspray has been listed on the Euronext Amsterdam since 28 May 1998. In the U.S., the company is traded over-the-counter ("AYAKY").

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For more information please contact:

Airspray N.V.
Mr. Robert F. Brands, CEO
Mr. Jan van der Schaaff, CFO
Telephone: + 31 72 541 46 66
www.airspray.biz

www.pg.com

www.kidskandoo.com

www.brandsavers.com